Exhibit 21.1
Subsidiaries of the Registrant(1)(2)

The following is a list of subsidiaries of Sweetgreen, Inc, excluding certain subsidiaries that, in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

Name of Subsidiary	State of Incorporation
Spyce Food Co.	Delaware

(1) The subsidiaries listed above represent the registrant’s subsidiaries as of December 28, 2025. On December 29, 2025, the registrant sold Spyce Food Co. and certain assets relating to the registrant’s kitchen automation technology to certain subsidiaries of Wonder Group, Inc.

(2) Pursuant to item 601(b)(21)(ii) of Regulation S-K, the names of consolidated wholly owned subsidiaries, all within the United States and carrying on the same line of business as the registrant, have been omitted.